UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

FLEXSTEEL INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

MINNESOTA	0-5151	42-0442319
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

385 Bell St., Dubuque, IA		52001-7004
(Address of principal executive offices)		(Zip Code)

Lynnette Koopmann		(563) 585-8306

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01       Conflict Minerals Disclosure and Report

Flexsteel Industries, Inc. (the “Company”), evaluated its current products and determined that certain products it manufactures or contracts to manufacture contain tin (cassiterite). Accordingly, the Company files herewith as Exhibit 1.01 its Conflict Minerals Report for the calendar year ended December 31, 2015. The Report is also available at www.flexsteel.com under the “About Flexsteel” section.

Item 1.02       Exhibit

See Exhibit 1.01 to this specialized disclosure report, incorporated herein by reference.

Section 2 – Exhibits

Item 2.01       Exhibits

Exhibit 1.01 – Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FLEXSTEEL INDUSTRIES, INC.

(Registrant)

By:	/s/ Timothy E. Hall

Timothy E. Hall

Senior Vice President-Finance, CFO, Secretary and Treasurer

Principal Financial and Accounting Officer

Date:	May 27, 2016

 2